SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 June 2006

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               Holding(s) in Company dated 27 June 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 June 2006                                                                                                                         Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

DEUTSCHE BANK AG           NOT NOTIFIED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

DEUTSCHE BANK AG           1,612,246

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

N/A

9. Class of security

ORDINARY 10 PENCE SHARES

10. Date of transaction

NOT DISCLOSED

11. Date company informed

23 JUNE 2006

12. Total holding following this notification

1,612,246

13. Total percentage holding of issued class following this notification

3.03%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

JUSTIN HOSKINS 01223 898589

16. Name and signature of authorised company official responsible for making this notification

JUSTIN HOSKINS, COMPANY SECRETARY

Date of notification

27 JUNE 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END